UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LANDBAY INC

(Name of Registrant as Specified in its Charter)

New York	000-56182	81-1260549
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Xixi B2, the first energy-saving Xixi in Xihu District,

Hangzhou City, Zhejiang Province, China

(Address of principal executive office, including Zip Code)

+86-18621851468

(Registrant’s telephone number, including area code)

William Barnett, Esq.

Barnett & Linn

60 Kavenish Drive

Rancho Mirage, CA 92270

Tel: (442) 274-7571

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

LANDBAY INC

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished on or about April 23, 2024 to all stockholders of record at the close of business on April 23, 2024 (the “Record Date”) of Class A common stock, par value $0.001 per share (“Common Stock”), of Landbay Inc., a New York corporation (“we”, “us” or the “Company”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF LANDBAY INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

INTRODUCTION

On March 25, 2024, Northern Ifurniture Inc (the “Seller”) and Chunyang Liu (the “Purchaser”) entered into a Stock Purchase Agreement (the “SPA”). The Seller and Purchaser amended the SPA on April 18, 2024 to extend the closing date of the SPA to on or before April 25, 2024. Pursuant to the SPA, the Purchaser agreed to purchase, and the Seller agreed to sell, an aggregate of 29,383,700 shares of the Company’s Common Stock (the “Transaction”), held in the name of the Seller, representing approximately 97.9% of the outstanding shares of the Company’s Common Stock (the “Purchased Shares”). The aggregate purchase price for the Purchased Shares is $490,000.00 (the “Purchase Price”), to be paid in cash from the Purchaser’s own funds at the closing of the Transaction. The closing of the Transaction was subject to customary escrow agreement and was completed on April 23, 2024 (the “Closing Date”). As of April 23, 2024, Mr. Chunyang Liu became the new majority shareholder of the Company (the “New Majority Shareholder”).

The closing of the Transaction contemplated by the SPA will result in a change of control of the Company and the Purchaser will beneficially own approximately 97.9% of the Company’s outstanding Common Stock as of the Closing Date. According to the SPA and its subsequent amendments, all current officers will resign from their positions, and new officers designated by the Purchaser will assume their roles on April 23, 2024, with immediate effect. Furthermore, the resignation of all current directors and the appointment of new directors designated by the Purchaser will all take effect ten (10) days after the Closing Date.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require that the Company mail the information set forth in this Information Statement to its stockholders at least 10 days before the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement.

VOTING SECURITIES

As of the date of this Information Statement, the Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of the Company’s Common Stock entitles the holder of such share to one vote. As of the date of this Information Statement, there were 30,000,000 shares of the Company’s Common Stock issued and outstanding. No vote or other action of the Company’s stockholders is required in connection with this Information Statement.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

PRIOR TO THE CLOSING DATE

The following individual serves as the sole officer and director of the Company prior to the Closing Date:

Name	Age	Position

Xiaowei Jin	47	President, Chief Executive Officer, Chief Financial Officer and Director

Xiaowei Jin – Ms. Xiaowei Jin has been the President and director since July 2019. Ms. Jin was born in Wenzhou, China. She established Northern Ifurniture Inc. since 2016 which is focus on furniture retail and wholesale. Ms. Jin has extensive experiences in the furniture industry during the past four years furniture operations, and she also collects a large amount of customer resource in the Great New York Region.

CHANGE IN CONTROL

DIRECTORS AND EXECUTIVE OFFICERS

AFTER THE CLOSING DATE

According to the provisions of the SPA and its amendments, in connection with the closing of the Transaction contemplated by the SPA, and at least 10 days following the mailing of this Information Statement, or about May 4, 2024 (the “New Board Effective Date”), the current sole director of the Company will resign, and three new directors nominated by the New Majority Shareholder will assume their positions on the New Board Effective Date. Additionally, on the Closing Date, Ms. Xiaowei Jin resigned from President, CEO, CFO and Secretary of the Company. The New Majority Shareholder nominated new officers for the Company, all of which were effective on the Closing Date. There are no family relationships among any of the proposed directors or executive officers.

As of the Closing Date and the subsequent New Board Effective Date, the Company’s officers and Board of Directors will comprise the following persons:

Name	Age	Position

Chunyang Liu Xixi B2, the first energy-saving Xixi in Xihu District, Hangzhou City, Zhejiang Province, China	49	Chairman and President/CEO

Lidong Wang Xixi B2, the first energy-saving Xixi in Xihu District, Hangzhou City, Zhejiang Province, China	33	Director and CFO

Wenfang Lu Xixi B2, the first energy-saving Xixi in Xihu District, Hangzhou City, Zhejiang Province, China	30	Director and Secretary

Each of the directors will serve until the next annual meeting of stockholders of the Company and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. The following is information concerning the business backgrounds of each of the new directors.

Chunyang Liu, born in 1975, graduated with a Bachelor’s degree in International Economics and Trade from Nankai University. He served as the legal representative of Dongyang City Yunda Express Co., Ltd. from 2002 to 2024, the legal representative of Zhejiang Qingke Cloud Network Technology Co., Ltd. from 2014 to 2024, and the legal representative of Zhejiang Xinsheng New Media Group Co., Ltd. from 2023 to 2024. With a diverse background spanning the logistics, liquor, supply chain technology services, and network technology industries, Liu has accumulated extensive experience in industry operations, digital technologies, resource integration, and investment. Leveraging his solid industrial foundation and forward-thinking approach, he is actively involved in building Xinsheng Media Group. The group is dedicated to staying at the forefront of AI development, particularly in the livestream e-commerce sector. Its vision is to serve as a talent incubator within the industry and reshape its trajectory of development.

Lidong Wang, born in 1991, graduated from Zhejiang Water Conservancy and Hydropower College in 2013 with an associate degree. Over the course of his career, he served as President of Zhejiang Qingke Cloud Network Technology Co., Ltd. from 2020 to 2022, acted as the legal representative of Hangzhou Increment Speed Build Technology Co., Ltd. from 2022 to 2023, and held the position of President at Zhejiang Xinsheng New Media Group Co., Ltd. from 2023 to 2024. With more than 10 years of experience in investment, financing, and fund management, he has worked in both state-owned enterprises and unicorn companies. Mr. Wang excels in market development, industry analysis, and business negotiation. He is skilled at integrating comprehensive financial resources across various industries and has built extensive social connections and resources in government, banking, private equity funds, and enterprises. His exceptional business acumen has consistently earned recognition from clients and industry peers.

Wenfang Lu, born in 1994, graduated with a Bachelor’s degree from Jiangxi Business College in 2017. With nearly a decade of experience in the livestream e-commerce industry, Mr. Lu has focused on areas such as supply chain management, the digital economy, and artificial intelligence. He has successfully integrated livestream e-commerce into a comprehensive chain system that incorporates supply chain management and digitization. This has provided him with a solid foundation of practical experience and theoretical knowledge, facilitating the deep integration of livestream e-commerce and the AI industry. In the face of the rapidly evolving industry landscape, Mr. Lu has demonstrated strong adaptability and accumulated extensive experience in team management. From 2017 to 2019, Mr. Lu operated a personal chain store. Following this, he served as the Market Director at Yunda Express from 2019 to 2020, Vice President of Qingke Cloud Network Technology from 2020 to 2021, and General Manager of Dipingbang Supply Chain from 2022 to 2023. Since 2023, Mr. Lu has held the position of Vice President at Zhejiang Xinsheng New Media Group Co., Ltd.

CORPORATE GOVERNANCE

Committees and Terms

The Board of Directors (the “Board”) has not established any committees. The Company will notify its shareholders for an annual shareholder meeting and that they may present proposals for inclusion in the Company’s proxy statement to be mailed in connection with any such annual meeting; such proposals must be received by the Company at least 90 days prior to the meeting. No other specific policy has been adopted in regard to the inclusion of shareholder nominations to the Board.

Code of Ethics

To date, we have not adopted a Code of Ethics applicable to our principal executive officer and principal financial officer due to the fact that the Company currently lacks significant operational activities. The Company does not believe that a formal written code of ethics is necessary at this time. We expect that the Company will adopt a code of ethics if and when the Company successfully completes a business combination that results in the acquisition of an on-going business and thereby commences operations.

Director Independence

The Company’s Board of Directors currently consists of one member. The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the members of the Board of Directors be independent. Applying the independence standard applicable if the Company had securities listed on a NASDAQ Stock Market, neither its current sole director nor any of the directors proposed by Purchaser to serve as of the New Board Effective Date would be independent as defined by the listing standards of the NASDAQ Stock Market.

Meetings of the Board of Directors

During the fiscal year ended March 31, 2024, the Company did not hold an annual meeting of stockholders. The Company’s Board of Directors conducted all of its business and approved all corporate action during the fiscal year ended March 31, 2024 by the unanimous written consent of its sole director, in the absence of formal board meetings.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director, or any proposed new officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal years ended March 31, 2024 and 2023.

Summary Compensation Table

Non-Equity
						Incentive	Nonqualified	All
Name and				Stock	Option	Plan	Deferred	Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Xiaowei Jin Former President, CEO, CFO and Director	2023	-	-	-	-	-	-	-	-
	2022	-	-	-	-	-	-	-	-

Employment Agreement with Key Executives

As of the Closing Date, there is no existing employment agreement in place with Ms. Xiaowei Jin, who previously served as our President, CEO, CFO, and Secretary.

Outstanding Equity Awards

There are no current outstanding equity awards as of April 23, 2023.

Compensation of Directors

There is currently no agreement or arrangement to pay any of our directors for their services as directors. For the years ended March 31, 2024, and 2023, no members of our Board received compensation in their capacity as Directors.

Compensation Committee

We currently do not have a compensation committee of the Board. The Board as a whole determines executive compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Closing Date

The following table lists, as of April 22, 2024 and prior to the Closing Date, the number of shares of our Common Stock beneficially owned by (i) each person, entity or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each of our directors (iii) each of our executive officers and (iv) all executive officers and directors as a group. Information relating to beneficial ownership of Common Stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest. Except as noted below, each person has sole voting and investment power with respect to the shares beneficially owned and each stockholder’s address is 36-25 Main Street, Flushing, NY 11354.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Xiaowei Jin, Director, President, CEO, CFO and Secretary 36-25 Main Street Flushing, NY 11354	Class A Common Stock	29,588,800 (2)	98.6%

Northern Ifurniture Inc (3) 36-25 Main Street Flushing, NY 11354	Class A Common Stock	29,383,700	97.9%

Directors and officers as a group (1 person)	Class A Common stock	29,588,800	98.6%

(1) Based upon 30,000,000 shares outstanding as of April 22, 2024.

(2) Including 5,100 shares are owned by Ms. Xiaowei Jin, 29,383,700 shares are held in the name of Northern Ifurniture Inc., a corporation which is wholly owned by Ms. Jin, and 200,000 shares are owned by Ms. Jin’s husband.

(3) Ms. Xiaowei Jin is the sole owner and the President of Northern Ifurniture Inc.

After the Closing Date

Effective as of the Closing Date and the subsequent New Board Effective Date, the following information contains the beneficial ownership of our Common Stock for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our directors; (iii) our executive officers; (iv) former officers and directors; and (v) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (1)

Xiaowei Jin (2) 36-25 Main Street Flushing, NY 11354	Class A Common Stock	205,100	(3)	0.7%

Chunyang Liu, Chairman, CEO and President (4) Xixi B2, the first energy-saving Xixi in Xihu District, Hangzhou City, Zhejiang Province, China	Class A Common Stock	29,383,700	(5)	97.9%

Lidong Wang, Director and CFO (6) Xixi B2, the first energy-saving Xixi in Xihu District, Hangzhou City, Zhejiang Province, China	Class A Common Stock	-0-		0%

Wenfang Lu, Director and Secreatry (7) Xixi B2, the first energy-saving Xixi in Xihu District, Hangzhou City, Zhejiang Province, China	Class A Common Stock	-0-		0%

Directors and officers as a group (3 persons)	Class A Common stock	29,383,700		97.9%

(1)	Based upon 30,000,000 shares outstanding as of April 23, 2024.
(2)	Ms. Jin resigned from the positions of President, CEO, CEO and Secretary of the Company as of the Closing Date, effective immediately. Ms. Jin’s resignation as a Director of the Company will be effective on the New Board Effective Date.
(3)	Including 200,000 shares are owned by Ms. Jin’s husband.
(4)	Mr. Liu is appointed as the CEO and President of the Company as of the Closing Date, effective immediately. Additionally, Mr. Liu’s appointment as the Chairman of the Board of the Company will take effect on the New Board Effective Date.
(5)	Mr. Liu owns 29,383,700 shares of Common Stock of the Company as of the Closing Date.
(6)	Mr. Wang is appointed as the CFO of the Company as of the Closing Date, effective immediately. Additionally, Mr. Wang’s appointment as a Director of the Board of the Company will take effect on the New Board Effective Date.
(7)	Mr. Lu is appointed as the Secretary of the Company as of the Closing Date, effective immediately. Additionally, Mr. Lu’s appointment as a Director of the Board of the Company will take effect on the New Board Effective Date.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers, directors and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent (10%) shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). To our knowledge, during the fiscal year ended March 31, 2024, the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Transactions with related persons

The Company has been provided office space by Ms. Xiaowei Jin, our former president at no cost. The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.

During the nine months ended December 31, 2023 and 2022, the Company borrowed additional loans in the amounts of $22,338 and $7,229 from the former President of the Company and Northern Ifurniture Inc, an entity under the common control, respectively. As of December 31, 2023 and March 31, 2023, the balances of shareholder loans were $121,794 and $99,456, respectively, bearing no interest, unsecured and due on demand. As of the Closing Date, all outstanding loans from Ms. Jin, our previous President of the Company, and Northern Ifurniture Inc have been waived and canceled.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Company has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Landbay Inc

Date: April 23, 2024	By:	/s/ Chunyang Liu
	Name:	Chunyang Liu
	Title:	Chief Executive Officer